Contact:
J. Scott Kamsler
Vice President and Chief Financial Officer
Centillium Communications, Inc.
(510) 771-3917
skamsler@centillium.com

CENTILLIUM COMMUNICATIONS ANNOUNCES FIRST QUARTER 2006 FINANCIAL RESULTS
Reports GAAP Net Loss of $313,000, or $0.01 per share
Reports Non-GAAP Net Income of $581,000, or $0.01 per share

FREMONT, Calif., April 26, 2006 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the first quarter ended March 31, 2006.

Net revenues for the first quarter of 2006 were $20.3 million, and remained nearly unchanged, compared with the fourth quarter of 2005, and increased by 18 percent from $17.2 million for the first quarter of 2005.

The company reports its net income (loss) and basic and diluted net income (loss) per share in accordance with U.S. generally accepted accounting principles (GAAP) and additionally, on a non-GAAP basis. Non-GAAP net income (loss), where applicable, excludes the effect of the amortization of stock-based compensation. The company uses the non-GAAP information internally to evaluate its operating performance and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the Non-GAAP Consolidated Statements of Operations included in this release.

 GAAP gross margins were 56.8% (57.0%, non-GAAP) for the first quarter of 2006, compared with 59.7% (59.7%, non-GAAP) for the fourth quarter of 2005, and 49.2% (49.2%, non-GAAP) for the first quarter of 2005.

The GAAP net loss for the first quarter of 2006 was $313,000, or a net loss of $0.01 per share, compared with a GAAP net loss of $394,000, or a net loss of $0.01 per share, for the fourth quarter of 2005 and a GAAP net loss of $6.4 million, or a net loss of $0.16 per share, for the first quarter of 2005. The net loss for the first quarter of 2006 included a charge for stock-based compensation of $894,000, or $0.02 per share, due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), effective January 1, 2006, using the modified-prospective method. GAAP results prior to 2006 do not include a charge for stock-based compensation.

Non-GAAP net income in the first quarter of 2006, excluding the effect of stock based-compensation, was $581,000, or $0.01 per share, compared with a non-GAAP net loss of $394,000, or a net loss of $0.01 per share, in the fourth quarter of 2005 and a non-GAAP loss of $6.4 million, or $0.16 per share, in the first quarter of 2005.

Total cash and short-term investments increased for a fourth consecutive quarter to $63 million at March 31, 2006, compared with $61 million at December 31, 2005. In addition, the company remains debt free.

"We are pleased that we reached profitability on a non-GAAP basis during the first quarter of 2006," said Faraj Aalaei, co-founder and CEO of Centillium. "Our first quarter 2006 revenues, as a percentage of net revenues by region, were 65 percent from Japan, 17 percent from Asia, excluding Japan, 13 percent from the U.S. and 5 percent from Europe. Also, our first quarter 2006 revenues, as a percentage of net revenues by market, were 82 percent from DSL, 12 percent from VoIP and 6 percent from Optical," said Aalaei.

"We plan to continue to broaden our product portfolio with innovative new products, which we believe will further enhance our market position in broadband access. During the first quarter, we introduced Maximus™ III and Pharos™ III, our latest ADSL chipsets for the Central Office (CO). These chipsets leverage Centillium's extremeDSL (MAX) technology and are optimized to bring high definition quality to next-generation video and IPTV applications for service providers and telcos worldwide.

"In addition, we announced our Optical Services Gateway Platform, the industry's first solution which integrates Optical and VoIP technologies. The platform combines the company's Mustang™ EPON system chip with chips from our Atlanta™ product family, enabling system vendors to offer an integrated gateway solution to their customers," said Aalaei.

"We also recently announced our newest Optical transceiver chipset families, Zeus™ 2 and Apollo™ 2, the industry's first fully integrated 2.5Gbps transceivers that target the GPON and EPON markets, and SONET, transport and enterprise applications. The Zeus 2 and Apollo 2 chipsets add to Centillium's existing optical access product portfolio, and strengthen our position as a provider of end-to-end FTTP solutions," said Aalaei.

A conference call to review the first quarter 2006 financial results will follow this release at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (517) 623-4705, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-0512. The conference call will also be webcast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This webcast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until June 30, 2006.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to Centillium's ongoing focus on achieving profitability, product and geographic diversity, and significance and expected success of Centillium's recently announced products, solutions and relationships. Actual results may differ materially from those indicated by such forward-

looking statements based on a variety of risks and uncertainties, including without limitation the risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission.

- Summary Financial Data Attached -

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

| | Three Months Ended | | |
	March 31, 2006	December 31, 2005	March 31, 2005
	(In thousands, except per share data)		
Net revenues	$ 20,254	$ 20,291	$ 17,196
Cost of revenues (a)	8,741	8,168	8,733
Gross profit	11,513	12,123	8,463
Operating expenses:			
Research and development (a)	6,636	7,312	8,983
Selling, general and administrative (a)	5,772	5,722	6,092
Total operating expenses	12,408	13,034	15,075
Operating loss	(895)	(911)	(6,612)
Interest income, net	616	546	299
Loss before provision for income taxes	(279)	(365)	(6,313)
Provision for income taxes	34	29	40
Net loss	$ (313)	$ (394)	$ (6,353)
Basic and diluted net loss per share	$ (0.01)	$ (0.01)	$ (0.16)
Shares used to compute basic and diluted net loss per share	40,282	39,932	38,845
(a) Includes stock-based compensation as follows:			
Cost of revenues	$ 22	$ -	$ -
Research and development	349	-	-
Selling, general and administrative	523	-	-
	$ 894	$ -	$ -

CENTILLIUM COMMUNICATONS, INC.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

| | Three Months Ended | | |
	March 31, 2006	December 31, 2005	March 31, 2005
	(In thousands, except per share data)		
Net revenues	$ 20,254	$ 20,291	$ 17,196
Cost of revenues	8,719	8,168	8,733
Gross profit	11,535	12,123	8,463
Operating expenses:			
Research and development	6,287	7,312	8,983
Selling, general and administrative	5,249	5,722	6,092
Total operating expenses	11,536	13,034	15,075
Operating loss	(1)	(911)	(6,612)
Interest income, net	616	546	299
Income (loss) before provision for income taxes	615	(365)	(6,313)
Provision for income taxes	34	29	40
Non-GAAP net income (loss)	$ 581	$ (394)	$ (6,353)
Non-GAAP basic net income (loss) per share	$ 0.01	$ (0.01)	$ (0.16)
Non-GAAP diluted net income (loss) per share	$ 0.01	$ (0.01)	$ (0.16)
Shares used to compute Non-GAAP basic net income (loss) per share	40,282	39,932	38,845
Shares used to compute Non-GAAP diluted net income (loss) per share	41,861	39,932	38,845

Reconciliation of GAAP to Non-GAAP Results
(Unaudited)

| | Three Months Ended | | |
	March 31, 2006	December 31, 2005	March 31, 2005
	(In thousands, except per share data)		
GAAP net loss	$ (313)	$ (394)	$ (6,353)
Adjustment for stock-based compensation (a)	894	-	-
Non-GAAP net income (loss)	$ 581	$ (394)	$ (6,353)
GAAP net loss per share	$ (0.01)	$ (0.01)	$ (0.16)
Adjustment for stock-based compensation (a)	0.02	-	-
Non-GAAP net income (loss) per share	$ 0.01	$ (0.01)	$ (0.16)

(a) Effective January 1, 2006, the Company adopted SFAS123R, "Share-Based Payment", which requires the measurement of all employee share-based payments using a fair-value-based method and recording the expense over the service period. As a result our GAAP statement of operations for the three months ended March 31, 2006 includes stock-based compensation of $894,000. Our financial statements for periods prior to 2006 are not required to be restated. Stock-based compensation expense for periods prior to 2006 does not include the value of stock options.

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2006	December 31, 2005
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,010	$ 39,440
Short-term investments	22,447	21,900
Accounts receivable - net of allowance for doubtful accounts of $151 at March 31, 2006 and $169 at December 31, 2005	8,245	7,177
Inventories	3,194	3,609
Other current assets	1,758	1,780
Total current assets	76,654	73,906
Property and equipment, net	3,235	3,529
Other assets	794	912
Total assets	$ 80,683	$ 78,347
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	7,326	5,987
Accrued compensation and related expenses	3,887	4,247
Accrued liabilities	19,722	19,133
Total current liabilities	30,935	29,367
Other long-term liabilities	2,201	2,368
Stockholders' equity:		
Common stock; $0.001 par value:		
Authorized shares: 100,000,000; Issued and outstanding shares: 40,360,588 at March 31, 2006, 40,205,940 at December 31, 2005	40	40
Additional paid-in capital	248,303	247,081
Deferred compensation	(7)	(24)
Accumulated deficit	(200,753)	(200,440)
Accumulated other comprehensive loss	(36)	(45)
Total stockholders' equity	47,547	46,612
Total liabilities and stockholders' equity	$ 80,683	$ 78,347